UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             XO Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    983764838
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
             85,583,827

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
             85,583,827

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             85,583,827

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             83.5%

14       TYPE OF REPORTING PERSON*
             IN

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Cardiff Holding LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
             85,583,827

8        SHARED VOTING POWER


9        SOLE DISPOSITIVE POWER
             85,583,827

10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             85,583,827

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             83.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
             85,583,827

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
             85,583,827

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             85,583,827

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             83.5%

14       TYPE OF REPORTING PERSON*
             CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
             85,583,827

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
             85,583,827

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             85,583,827

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  83.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
             85,583,827

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
             85,583,827

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             85,583,827

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  83.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
             85,583,827

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
             85,583,827

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             85,583,827

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  83.5%

14       TYPE OF REPORTING PERSON*
                  CO

Item 1.  Security and Issuer

     This statement relates to common stock, par value $.01 per share ("Shares"), of XO Communications, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11111 Sunset Hills Road, Reston, Virginia 20190.

Item 2.  Identity and Background

     The persons filing this statement are Cardiff Holding LLC, a Delaware limited liability company ("Cardiff"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire", and together with Cardiff, ACF Holding, Highcrest and Buffalo, the "Icahn Entities"), and Carl C. Icahn, a citizen of the United States of America, all having as their principal business address 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Starfire is wholly-owned by Mr. Icahn. Buffalo is wholly-owned by Starfire. Highcrest is approximately 99% owned by Buffalo. ACF Holding is wholly-owned by Highcrest. Cardiff is wholly-owned by ACF Holding. Mr. Icahn is (i) chairman and sole director of Starfire and (ii) chairman and a director of each of Highcrest and ACF Holding. As a result of Mr. Icahn's ownership of and position(s) with Starfire, Buffalo, Highcrest, ACF Holding and Cardiff, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.

     Cardiff is principally engaged in the business of investing in and holding securities of the Issuer. Mr. Icahn's principal occupation is acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire, Buffalo, Highcrest and ACF Holding are primarily engaged in the business of investing in and holding securities of various entities.

     Except as described on Exhibit C, neither Starfire, Buffalo, Highcrest, ACF Holding, Cardiff or Mr. Icahn, nor any director, member or executive officer of any of the Icahn Entities, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Starfire, Buffalo, Highcrest, ACF Holding and Cardiff are set forth in Exhibit B attached hereto.

Item 3.           Source and Amount of Funds or Other Consideration

     In connection with the effectiveness of Issuer's Third Amended Plan of Reorganization (the "Plan") under Chapter 11 of the Bankruptcy Code on January 16, 2003 (the "Effective Date"): (x) High River Limited Partnership, a Delaware limited partnership owned and controlled by Mr. Icahn ("High River") received, among other things, 76,578,028 Shares in respect of approximately $848,510,000 principal amount of senior secured debt of Issuer; and (y) Meadow Walk Limited Partnership, a Delaware limited partnership wholly- owned and controlled by Mr. Icahn ("Meadow Walk") obtained beneficial ownership of the following equity securities: 1,500,965 Shares, Series A warrants to purchase 3,001,936 Shares, Series B warrants to purchase 2,251,449 Shares and Series C warrants to purchase 2,251,449 Shares in respect of approximately $1,657,810,500 face amount of senior notes of Issuer. The Series A, Series B and Series C warrants (collectively, "Warrants") are exercisable into Shares at $6.25, $7.50 and $10.00, respectively, and are exercisable from January 16, 2003 until January 16, 2010. Additional Shares and Warrants may be allocated to Cardiff on a pro rata basis under the Plan to the extent holdbacks in respect of claims of general unsecured creditors of Issuer are ultimately redistributed under the terms of the Plan.

     The Shares received by High River and Shares and Warrants beneficially owned by Meadow Walk were transferred to Cardiff in a series of internal transactions consummated substantially concurrent with the Effective Date. Cardiff directly beneficially owns all such securities.

Item 4.           Purpose of Transaction

     Registrants acquired ownership of the Shares in Exchange for and cancellation of debt securities of Issuer which were previously owned by Registrants. As a result, Registrants control the Issuer. Depending on market conditions and other factors, Mr. Icahn and the Icahn Entities may acquire additional Shares as they deem appropriate, whether in open market purchases, privately negotiated transactions, in connection with the rights offering contemplated by the Plan or otherwise. Mr. Icahn and the Icahn Entities reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.           Interest in Securities of the Issuer

     (a) As of the close of business on January 27, 2003, Mr. Icahn and the Icahn Entities beneficially owned in the aggregate 85,583,827 Shares constituting approximately 83.5% of the outstanding Shares (based upon the 95,000,001 Shares stated to be issued and outstanding by Issuer and the 7,504,834 Shares issuable upon exercise of the Warrants beneficially held by Registrants). ACF Holding may, by virtue of its ownership of 100% of the interest in Cardiff, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

     (b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 85,583,827 Shares. ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 85,583,827 Shares.

     (c) The only transactions effected within the past 60 days in the Shares are set forth in Item 3 hereof.

     (d) Not applicable.

     (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     High River, Meadow Walk and Issuer are parties to a Registration Rights Agreement pursuant to which, among other things, Issuer grants to holders the right to cause Issuer to register Shares and Warrants under the Securities Act of 1933, as amended.

     Except as described above, to the knowledge of Mr. Icahn and the Icahn Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Icahn and the Icahn Entities or between Mr. Icahn and the Icahn Entities, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item (B)                   Material to Be Filed as Exhibits

Exhibit A:        Joint Filing Agreement dated January 27, 2003 among
                  Carl C. Icahn, Cardiff, ACF Holding, Highcrest,
                  Buffalo and Starfire.

Exhibit B:        List of Directors and Officers.

Exhibit C:        Item 2 Disclosure.

Exhibit D:        Registration Rights Agreement among High River,
                  Meadow Walk and Issuer.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of XO Communications, Inc., a Delaware corporation, is true, complete and correct.

Dated: January 27, 2003.

                                            /s/ Carl C. Icahn
                                            Carl C. Icahn, Individually



                                            Cardiff Holding LLC

                                            By: ACF Industries Holding Corp.,
                                            its sole member


                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  President and Treasurer



                                            ACF Industries Holding Corp.


                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  President and Treasurer



                                            Highcrest Investors Corp.


                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  Assistant Secretary


           [Signature page to Schedule 13D re XO Communications, Inc.]

                                            Buffalo Investors Corp.

                                            /s/ Edward E. Mattner
                                            By:     Edward E. Mattner
                                            Title:  President and Treasurer



                                            Starfire Holding Corporation

                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  Authorized Signatory




           [Signature page to Schedule 13D re XO Communications, Inc.]

                                                                      EXHIBIT A

                             Joint Filing Agreement


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of XO Communications, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 27th day of January, 2003.

                                            /s/ Carl C. Icahn
                                            Carl C. Icahn, Individually



                                            Cardiff Holding LLC

                                            By: ACF Industries Holding Corp.,
                                            its sole member


                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  President and Treasurer



                                            ACF Industries Holding Corp.


                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  President and Treasurer



                                            Highcrest Investors Corp.


                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  Assistant Secretary

      [Joint Filing Agreement re Schedule 13D for XO Communications, Inc.]

                                            Buffalo Investors Corp.



                                            /s/ Edward E. Mattner
                                            By:     Edward E. Mattner
                                            Title:  President and Treasurer


                                            Starfire Holding Corporation


                                            /s/ Robert J. Mitchell
                                            By:     Robert J. Mitchell
                                            Title:  Authorized Signatory



      [Joint Filing Agreement re Schedule 13D for XO Communications, Inc.]

                                                                      EXHIBIT B

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     Name, Business Address and Principal Occupation of Each Executive Officer and Director of Starfire, Buffalo, Highcrest, ACF Holding and Cardiff.

     The following sets forth the name, position, and principal occupation of each director and executive officer of Starfire, Buffalo, Highcrest, ACF Holding and Cardiff. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

Starfire Holding Corporation

Name                          Position

Carl Icahn                    Chairman, President
Robert J. Mitchell            Authorized Signatory
Richard T. Buonato            Authorized Signatory
Gail Golden                   Authorized Signatory
Jordan Bleznick               Vice President - Taxes

Buffalo Investors Corp.

Name                          Position

Richard T. Buonato            Director, Vice President, Secretary, Comptroller
Gail Golden                   Assistant Secretary
Edward E. Mattner             President and Treasurer

Highcrest Investors Corp.

Name                          Position

Carl Icahn                    Chairman and President
Richard T. Buonato            Director, Senior Vice President and Treasurer
Edward E. Mattner             Director
Gail Golden                   Vice President and Secretary
Robert J. Mitchell            Assistant Secretary

ACF Industries Holding Corp.

Name                          Position

Carl Icahn                    Chairman
Richard T. Buonato            Director, Vice President and Secretary
Robert J. Mitchell            President and Treasurer

Cardiff Holding LLC

Name                          Position

ACF Industries Holding Corp.  Member

                                    Exhibit C


     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9, 2001 and denied on March 22, 2001.